EXHIBIT 99.14
June 27, 2016

Dear Board of Directors of Nortech Systems Incorporated:
It has been one year since our group filed its first SEC Schedule 13D and made our concerns publicly known to the Board and the shareholders.  Nortech's closing stock price on the date of our first filing, June 24, 2015, was $4.35.  During the past year we have shared with the Chairman and CEO what we know to be best practices, essential strategies, and necessary actions to cultivate and create shareholder value at NSYS.  Unfortunately, our advice has been ignored and our attempts to have a positive impact on the Company have been stymied.
As Directors, you are responsible for Nortech's results to the shareholders.  Nortech has a failed business strategy, poor financial and operating results, and has shown an uncanny ability to destroy shareholder value.  Our group represents the largest independent and aligned ownership group of NSYS shares and we bring decades of successful business ownership, leadership, best practices and execution to the table.  It is time for the Nortech Directors to start delivering positive results to shareholders as compared to the poor results that have been allowed during your tenures.
Summary of Poor Performance:
Director	Position	Start Date	Closing Stock Price on Start Date	Stock Price on June 23, 2016	Non-inflation adjusted return
Iverson	Director	March 11, 2015	$5.66	$3.65	-36%
Kennedy	Director	May 6, 2015	$4.95	$3.65	-26%
Kunin	Director	May 7, 2014	$5.08	$3.65	-28%
Larson	Director	July 30, 2002	$11.00	$3.65	-67%
McManus	Director	May 4, 2016	$3.88	$3.65	-6%
Murray	Director	May 4, 2016	$3.88	$3.65	-6%
Perkins	Director	1993*	N/A*	$3.65	N/A
Wasielewski	CFO	April 15, 2004	$7.17	$3.65	-49%
*A definitive start date for Mr. Perkins could not be found.

•	Over the past 12 months Nortech's stock price has declined 16%;
•	Nortech's market capitalization continues to be below book value implying the public market doesn't believe in Nortech's strategy or its ability to improve its operating results;
•	Operating Income is negative;
•	Debt levels continue to increase;
•	Nortech's operating footprint is too expensive with too much excess capacity;
•	Nortech made the questionable Devicix acquisition;
•	Nortech made the questionable decision to invest and manufacture in China; and
•	Former members of Nortech's management continue to join our investor group indicating that the Company is headed in the wrong direction.
The Nortech Board needs to take immediate action and drive positive change for the Company, its employees and its shareholders.  We urge and demand the following:
•	Immediately cancel the officer change of control agreements;
•	Remove Mr. Wasielewski as CEO and Director of the Company and replace him with a veteran operations-focused leader from within the EMS industry who has led a successful turnaround; and
•	Focus on increasing shareholder value and the Nortech stock price.
The good news is that our group believes that it is still not too late to fix Nortech and bring it to its fullest potential!  For example, look at the positive results that occurred at IEC Electronics (a public EMS peer to Nortech) when leadership was replaced and a successful strategy was implemented.  Over the most recent one year, period IEC's quarterly gross margin increased to 17.3% from the prior year's 9.4% and earnings swung to $1.461 million from a loss of $5.536 million!  We believe Nortech is capable of the same positive results but needs new leadership, strategy and vision to accomplish the same type of turnaround. We urge you to take immediate action before it becomes too late.
We continue to look forward to working together to maximize Nortech's results for all shareholders.
Kind Regards,

Kyle S. Packer